UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 001-34580

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FIRST AMERICAN FINANCIAL CORPORATION

401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FIRST AMERICAN FINANCIAL CORPORATION

1 First American Way

Santa Ana, California 92707

First American Financial Corporation 401(k) Savings Plan

Index

December 31, 2017

*

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

First American Financial Corporation 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First American Financial Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Squar Milner LLP

We have served as the Plan’s auditor since 2013.

Newport Beach, California

June 18, 2018

First American Financial Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments, at fair value	$1,462,892,327	$1,194,684,896
Receivables:
Employer contributions	35,350,791	32,583,087
Notes receivable from participants	23,338,394	21,953,426
Due for securities sold	69,615	114,787
Total receivables	58,758,800	54,651,300
Net assets available for benefits	$1,521,651,127	$1,249,336,196

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2017	2016
Additions
Investment income:
Net appreciation in fair value of investments	$210,029,525	$62,887,157
Interest and dividend income	26,351,508	15,863,704
Total investment income	236,381,033	78,750,861
Interest income on notes receivable from participants	994,200	902,159
Contributions:
Participants	73,527,238	66,398,652
Rollovers	26,268,073	46,763,347
Employer	35,350,791	32,583,293
Total contributions	135,146,102	145,745,292
Total additions	372,521,335	225,398,312
Deductions
Benefits paid to participants	(98,577,615)	(89,997,682)
Administrative expenses	(1,628,789)	(1,390,784)
Total deductions	(100,206,404)	(91,388,466)
Increase in net assets	272,314,931	134,009,846
Net assets available for benefits
Beginning of year	1,249,336,196	1,115,326,350
End of year	$1,521,651,127	$1,249,336,196

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the First American Financial Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering employees of First American Financial Corporation (the “Company”) and of adopting subsidiaries. Employees are generally eligible to participate in the Plan on their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code (“IRC”).

The Plan is administered by the Company’s Administrative Benefits Plan Committee (“Plan Committee”). The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (“FMTC”). FMTC delegates certain designated recordkeeping services to Fidelity Investments Institutional Operations Company, Inc. The Plan Committee directs FMTC to utilize Fidelity Brokerage Services LLC to provide brokerage services to the Plan.

Contributions

Participants may contribute from 1% to 60% of their annual compensation to the Plan, or from 1% to 15% for participants classified as highly compensated, up to an annual limit set forth in the IRC. Participants may elect to make pretax deferrals, after-tax Roth deferrals, or a combination of the two.

Discretionary matching contributions made by the Company have historically been based on the pretax profitability of the Company for the most recent fiscal year. For the years ended December 31, 2017 and 2016, the Company made matching contributions totaling $35.4 million and $32.6 million, respectively, which were credited to participant accounts in the first quarters of 2018 and 2017, respectively. The matching contributions were allocated to participant accounts and invested based on participant elections under the Plan. For every $1.00 contributed by eligible participants to the Plan during 2017 and 2016, up to 3% of eligible pay, the Company made matching contributions of $1.25. The Company may also make profit sharing contributions to the Plan, but did not do so for the years ended December 31, 2017 and 2016. In February 2018, the Company increased the percentage of eligible pay included in its discretionary matching contribution to 4% effective on January 1, 2018.

Participants are allowed to make rollover contributions into the Plan from other qualified plans or conduit individual retirement accounts. Rollover contributions in 2016 included $28.2 million in contributions from participants who elected lump sum distributions from the Company’s funded defined benefit pension plan.

Investment Options

Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan, including a qualified default investment alternative selected by the Plan Committee. Investment options offered to participants include target date common/collective trust (“CCT”) funds, a low-priced stock CCT fund, an S&P 500 Index CCT fund and mutual funds.  Effective July 1, 2015, participants are prohibited from making additional investments in the Company common stock fund.

Each participant account is adjusted to reflect participant and Company contributions, withdrawals, loan activity, investment earnings or losses and fees. The benefit to which a participant is entitled is the vested balance in the participant’s account.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

Participant Accounts

Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of the available investment options as described by the Plan. Participants may generally change their investment options at any time.

Employees who become eligible to participate in the Plan are automatically enrolled unless affirmatively electing not to participate within a specified time period, as required by the Plan. For participants who are automatically enrolled in the Plan, pretax deferrals of 6% are withheld each payroll period and are contributed into a qualified default investment alternative until a valid election is made. Prior to July 1, 2016, the pretax deferral rate was 3% for participants automatically enrolled in the Plan.  For further information, see Note 8 Plan Amendments.

Vesting

Participants are immediately vested in their own contributions and earnings thereon. Newly hired participants are required to complete two years of service prior to vesting in any Company contributions, at which time they become 100% vested, and all Company contributions thereafter are 100% vested. The Plan allows for immediate vesting for participants in the event of death, disability or retirement if on, or after, the normal retirement age as defined by the Plan. Upon termination, any non-vested balances included in a participant’s account are forfeited.

Payment of Benefits

The Plan allows for lump sum participant withdrawals upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Subject to certain restrictions, as described by the Plan, participants may also make withdrawals in the event of a financial hardship.

Notes Receivable from Participants

Participants may borrow a portion of their account balance pursuant to Plan guidelines. The amount borrowed may not exceed the lesser of (1) 50% of the value of the participant’s account balance; or (2) $50,000, less the highest outstanding balance of any loan from the Plan during the one-year period preceding the day on which the new loan would be made. Loans are subject to an initiation fee and other expenses as incurred.

Loan terms are determined pursuant to Plan guidelines. Each loan is collateralized by the balance in the participant’s account and bears a rate of interest that is reasonable at the time the loan is made, as determined pursuant to Plan guidelines. Loans require payments of principal and interest through payroll deductions, or other methods prescribed by Plan guidelines where payroll deductions are not sufficient or available. A participant may repay a loan in full at any time without penalty; however partial prepayment is not permitted. As of December 31, 2017 and 2016, interest rates on participant loans ranged from 2.55% to 9.25% per annum with maturity dates through December 2027.

Forfeited Accounts

Forfeited balances from accounts of terminated participants may be used to reduce future employer contributions or to pay administrative expenses. During 2017 and 2016, forfeited amounts totaling $1.1 million and $338 thousand, respectively, were used to reduce employer contributions or administrative expenses. At December 31, 2017 and 2016, forfeited amounts totaled $331 thousand and $753 thousand, respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 Fair Value Measurements for further discussion of the fair value of Plan investments.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

Purchases and sales of securities are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of both realized gains (losses) and unrealized appreciation (depreciation) on those investments. Investment related expenses are also included in net appreciation (depreciation) in fair value of investments.

Notes Receivable from Participants

Notes receivable from participants are measured at unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on an accrual basis as earned.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Certain annual and transaction specific fees are paid out of Plan assets and are reflected in the statements of changes in net assets available for benefits. Certain other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in circumstances in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3. Fair Value Measurements

The fair values of Plan assets are classified using a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the Plan (observable inputs) and management’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Plan’s investment portfolio is based on management’s assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. If the inputs used to measure fair value fall in different levels of the fair value hierarchy, an investment’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. The three hierarchy levels are defined as follows:

Level 1: Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2: Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

Investments in a money market fund, mutual funds and common stock funds were classified within Level 1 of the fair value hierarchy. The money market fund and the mutual funds were valued at the net asset value (“NAV”) based on closing prices as reported by the fund and were deemed to be actively traded. The common stock funds were valued at the quoted market price based on the closing price reported on the active market on which the individual securities were traded.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

CCT funds were valued at the NAV per unit as a practical expedient to estimate fair value, which were based on the fair values of the underlying investments held by the funds less liabilities. CCT funds are redeemable, have trades that settle daily and have no future commitments or other trading restrictions. Were the Plan to initiate a full redemption of the CCT funds, there could be a temporary delay in withdrawal in order to ensure that securities liquidations are carried out in an orderly manner.

The following table presents the Plan’s investments measured at fair value, on a recurring basis, as of December 31, 2017 and 2016, classified using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2017
Money market fund	$84,171,307	$—	$—	$84,171,307
Mutual funds	620,270,297	—	—	620,270,297
Common stock funds	136,286,595	—	—	136,286,595
	$840,728,199	$—	$—	$840,728,199
CCT funds measured at NAV				622,164,128
Total investments at fair value				$1,462,892,327

	Level 1	Level 2	Level 3	Total
December 31, 2016
Money market fund	$93,052,316	$—	$—	$93,052,316
Mutual funds	522,072,176	—	—	522,072,176
Common stock funds	98,910,743	—	—	98,910,743
	$714,035,235	$—	$—	$714,035,235
CCT funds measured at NAV				480,649,661
Total investments at fair value				$1,194,684,896

4. Party-In-Interest Transactions

Parties-in-interest (as defined by ERISA) may perform services or have fiduciary responsibilities to the Plan. The party-in-interest transactions discussed below qualify for an exemption from the party-in-interest transaction prohibitions of ERISA.

The Company incurred certain administrative expenses of the Plan totaling $963 thousand and $549 thousand for the years ended December 31, 2017 and 2016, respectively.

Certain Plan investments include shares of mutual funds and CCT funds that are managed by Fidelity Management & Research Company (“FMR”). FMR is a related entity to FMTC, the trustee of the Plan.

At December 31, 2017 and 2016, the Plan held 2,428,119 and 2,694,504 shares in the common stock fund of the Company with fair values of $136.1 million and $98.7 million, respectively. During 2017 and 2016, sales of shares in the common stock fund totaled $15.5 million and $20.0 million, respectively.

5. Corrective Distributions

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and Internal Revenue Service (“IRS”) guidelines. For the years ended December 31, 2017 and 2016, the Plan satisfied the non-discrimination rules.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participant accounts would remain vested in accordance with Plan provisions.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

7. Federal Income Tax Status

The Plan is required to operate in conformity with the IRC to maintain its qualification. The IRS has determined and informed the Company by letter dated October 28, 2013, that the Plan is designed in accordance with applicable sections of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended subsequent to receipt of the IRS determination letter, however, the Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, remains qualified and the related trust continues to be tax-exempt.

The Company evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2006.

8. Plan Amendments

On July 1, 2016, the Plan was amended to change the pretax deferral rate to 6% per payroll period for automatic enrollees into the Plan, until a valid election is made.

First American Financial Corporation 401(k) Savings Plan

EIN: 26-1911571 PN: 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	Fidelity Investments Money Market Government Portfolio—Institutional Class	Registered Investment Company		$84,171,307
	Columbia Short Term Bond Fund—Class Y	Registered Investment Company		15,472,822
*	Fidelity Balanced Fund—Class K	Registered Investment Company		73,332,023
*	Fidelity International Index Fund—Institutional Premium Class	Registered Investment Company		151,201,371
*	Fidelity US Bond Index Fund—Institutional Premium Class	Registered Investment Company		127,223,984
	Vanguard Dividend Growth Fund Investor Shares	Registered Investment Company		101,209,951
	Vanguard Explorer Fund Admiral Shares	Registered Investment Company		42,652,076
	Vanguard Small-Cap Index Fund Institutional Shares	Registered Investment Company		109,178,070
*	Fidelity Low-Priced Stock	Common/Collective Trust		56,237,327
*	Fidelity Spartan 500 Index Pool Class C	Common/Collective Trust		242,305,845
	Vanguard Target 2015 Trust II	Common/Collective Trust		13,570,176
	Vanguard Target 2020 Trust II	Common/Collective Trust		40,045,050
	Vanguard Target 2025 Trust II	Common/Collective Trust		60,160,219
	Vanguard Target 2030 Trust II	Common/Collective Trust		55,158,488
	Vanguard Target 2035 Trust II	Common/Collective Trust		46,383,311
	Vanguard Target 2040 Trust II	Common/Collective Trust		40,964,880
	Vanguard Target 2045 Trust II	Common/Collective Trust		31,129,932
	Vanguard Target 2050 Trust II	Common/Collective Trust		18,739,502
	Vanguard Target 2055 Trust II	Common/Collective Trust		6,886,245
	Vanguard Target 2060 Trust II	Common/Collective Trust		2,094,428
	Vanguard Target 2065 Trust II	Common/Collective Trust		132,460
	Vanguard Target Retirement Income Trust II	Common/Collective Trust		8,356,265
*	First American Financial Corporation	2,428,119 shares of Common Stock Fund		136,073,747
	Wells Fargo & Company	3,490 shares of Common Stock Fund		212,848
				1,462,892,327
*	Notes receivable from participants	Maturities through December 2027 with interest rates from 2.55% to 9.25%		23,338,394
				$1,486,230,721

*	Denotes party-in-interest.
**	Cost information is not required for participant directed investments and is therefore not included.

EXHIBIT INDEX

Exhibit No.	Description	Location

23.1	Consent of Independent Registered Public Accounting Firm	Attached.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First American Financial Corporation 401(k) Savings Plan

Date: June 18, 2018	By:	/s/ Mark E. Rutherford
Mark E. Rutherford,
Chairman of the First American Financial Corporation Administrative Benefits Plan Committee